April 23, 2008

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission

100 F Street, NE

Washington , D.C.  20549

Attn:                    Ronald E. Alper

                                                Division of Corporate Finance

                                                Re:                               O’Reilly Automotive, Inc.

                                                                                                Form 10-K for the Fiscal Year Ended December 31, 2007

                                                                                                Filed March 3, 2008

                                                                                                Definitive Proxy Statement on Schedule 14A

                                                                                                Filed March 24, 2008

                                                                                                File No. 0-21318

Ladies and Gentlemen:

We are writing in response to the comments contained in a letter from the staff of the Securities and Exchange Commission dated April 9, 2008 to O’Reilly Automotive, Inc., with respect to our Form 10-K for Fiscal Year Ended December 31, 2007 and our Definitive Proxy Statement on Schedule 14A.  For the convenience of the staff, we have set forth the comments contained in the comment letter along with our responses.  All responses in our letter are provided on a supplemental basis and all changes will be made in our future filings.

Form 10-K for the Year Ended December 31, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21 (Annual Report to Shareholders)

1.                                       Please include an overview that discusses the events, trends, and uncertainties that management views as most critical to the company’s revenues, financial position, liquidity, plan of operations and results of operations.  In an effort to assist you in this regard, please refer to the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm.  This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with

Securities and Exchange Commission

April 23, 2008

general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources and critical accounting.

Response:

In future filings, we will include in MD&A an overview that discusses the events, trends, and uncertainties that we view as most critical to the company’s revenues, financial position, liquidity, plan of operations and results of operations.  Our proposed revised disclosure is as follows:

OVERVIEW

We are one of the largest specialty retailers of automotive aftermarket parts, tools, supplies, equipment and accessories in the United States, selling our products to both do-it-yourself (DIY) customers and professional installers.  Our stores carry an extensive product line consisting of new and remanufactured automotive hard parts, maintenance items and accessories and a complete line of auto body paint and related materials, automotive tools and professional installer service equipment.

We view the following factors to be the key drivers of current and future demand for the products that we sell:

Number of miles driven and number of vehicles — the total number of miles driven in the US heavily influences the demand for the repair and maintenance products that we sell.  The long-term trend in the number of vehicles on the road and the total miles driven in the U.S. has exhibited robust growth over the prior 10 years.  Since 1998, the total number of miles driven in the United States has increased at an annual rate of approximately 1.6%.  The total number of vehicles on the road has increased from 191 million registered light vehicles in 1998 to 237 million in 2007.  Total number of miles driven remained relatively unchanged in 2006 and 2007 as many consumers responded to rising fuel prices and other economic constraints in part by curtailing automobile usage.  We believe that the long-term trend in miles driven will resemble historical growth rates primarily because of the increasing number of vehicles on the road.

Average vehicle age — changes in the average age of vehicles on the road impacts demand for automotive aftermarket products.  As the average age of a vehicle increases, the vehicle goes through more routine maintenance cycles requiring replacement parts such as brakes, belts, hoses, batteries, and filters.  The sale of these products is a key component of our business.  The average age of the vehicle population has increased over the past decade from 8.9 years for passenger cars and 8.3 years for light trucks in 1998 to 10.1 and 8.8

Securities and Exchange Commission

April 23, 2008

years, respectively, in 2007.  We expect that consumers will continue to choose to keep their vehicles longer and drive them at higher mileages and that the increasing trend in average vehicle age will continue.

Unperformed maintenance — according to estimates compiled by the Automotive Aftermarket Industry Association, the annual amount of unperformed or underperformed maintenance in the United States totaled $60 billion for 2007.  This metric represents the degree to which routine vehicle maintenance recommended by the manufacturer is not being performed.  Consumer decisions to avoid or defer maintenance affect demand for our products and the total amount of unperformed maintenance represents potential future demand.  We believe that challenging macroeconomic conditions in 2006 and 2007 contributed to an increase in unperformed maintenance.

Product quality differentiation — we provide our customers with an assortment of products that are differentiated by quality for most of the products that we sell.  For many of our product offerings, this quality differentiation reflects “good”, “better”, and “best” alternatives.  Our sales and total gross margin dollars are highest for the “best” category of products.  Consumers’ willingness to select products at a higher point on the value spectrum is a driver of demand and profitability in our industry.  We believe that the average consumer’s tendency has been to “trade-down” to lower quality products during recent challenging economic conditions.  We have ongoing initiatives targeted to marketing higher quality products to our customers and expect our customers to be more willing to purchase up on the value spectrum in the future.

We recorded net sales of $2.52 billion for the year ended December 31, 2007, an increase of 10.5% compared to $2.28 billion in 2006.  We recorded diluted earnings per common share of $1.67 for the year ended December 31, 2007 compared to $1.55 in 2006.  Our 2006 and 2007 results are below historical levels of growth and reflect the impact that challenging macroeconomic conditions had on our consumers and the specific drivers of our business as discussed above.  We believe that consumers are facing constraints on their discretionary income as a result of increased interest rates, higher energy costs and general economic conditions.  While the current economic conditions have affected our short-term results, we believe that the impact of current economic conditions on consumer demand is not permanent, and we remain confident that the long-term drivers of demand in the automotive aftermarket business are positive.

Our strategy continues to be to expand market share in existing markets and aggressively grow our existing store base.  We feel that our dual market strategy of targeting both the do-it-yourself retail customer and commercial installer positions the company extremely well to take advantage of growth in the

Securities and Exchange Commission

April 23, 2008

automotive aftermarket business.  We continue to remain focused on profitable expansion of our store base through entry into geographic regions contiguous to our existing markets, incremental store growth in compelling markets within our current regions and selective acquisitions.  We believe our investment in store growth will be funded with the significant cash flows generated by our existing operations and through available borrowings under our credit facility.

Definitive Proxy on Schedule 14A

Compensation of Executive Officers, page 10

Compensation Discussion and Analysis, page 10

Overview of Our Compensation Programs, page 10

2.                                       You indicate that your human resources department provides the compensation committee with industry benchmark information.  Please clarify how this information is used in making compensation decisions.  If you benchmark compensation, you are required to identify the companies that comprise the benchmark group.  If you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group.  This disclosure should include a discussion of where actual payments fall within targeted parameters.  To the extent actual compensation was outside a targeted percentile range, include an explanation of the reasons for this.  See Item 402(b)(2)(xiv) of Regulation S-K.

Response:

The Committee uses the industry benchmark information compiled by the human resources department as a context in reviewing the overall compensation levels and maintaining a reasonable and competitive compensation program.  The Committee does not use this data to set specific compensation targets or parameters for any of the different elements of compensation for a position.  Rather, the Committee evaluates the overall performance of the Company and the individual performance of management to set compensation at reasonable and competitive levels.  In future filings, we will supplement our disclosure to describe the Committee’s use of benchmark information in making compensation decisions and list the specific companies that comprise the peer group.  Our proposed revised disclosure is as follows:

Overview of Our Compensation Programs

The key elements of the compensation packages for our executive officers are base salary, annual cash bonuses and long-term, stock-based incentives.  In determining the composition of elements in each compensation package, the Compensation Committee looks to create a balanced reward, utilizing both market-driven influences and external compensation benchmarks as well as

Securities and Exchange Commission

April 23, 2008

current cash considerations. To ensure that the Company thrives in the competitive working environment, the Compensation Committee consults industry resources, references and benchmarks to determine competitive market ranges and reasonable levels of compensation.

In reviewing the compensation packages of each of our executives and senior management, the Compensation Committee tallies the corresponding dollar value of each element of an individuals compensation, including salary, bonus, accumulated realized and unrealized stock option gains, the dollar value to such individual and cost to the company of all perquisites and other personal benefits, the earnings and accumulated payout obligations under the company’s non-qualified deferred compensation program and under several potential severance and change in control scenarios. For new appointments to executive management, the Company’s management presents compensation recommendations to the Committee for consideration.

The Company’s Human Resources department provides the Committee with industry benchmark information and compensation survey data.   The Committee considers the Company’s relative performance compared with an established group of peer companies in the automotive aftermarket industry.  The companies comprising our 2007 peer group are: AutoZone, Advance Auto Parts, Genuine Parts, CSK Auto, and The Pep Boys.  The Committee also considers broad-based survey data compiled by Mellon Consultants of total compensation for top management at companies with total revenues comparable to the total revenues of the Company.  The Committee uses the industry and market survey data as a context in reviewing the overall compensation levels and maintaining a reasonable and competitive compensation program.  The Committee does not use this data to set specific compensation targets for a position.  Rather, the Committee evaluates the overall performance of the Company and the individual performance of management to set compensation at reasonable and competitive levels.

Bonuses, page 10; Long-Term, Stock-Based Incentives, page 11

3.                                      You refer to targets and performance goals.  You have not provided quantitative disclosure of all of the terms of the necessary targets to be achieved for your executive officers to earn their annual bonuses and long-term stock-based incentives.  Please disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K.  If part of the compensation is based upon qualitative performance factors, please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v).  To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b) of Regulation

Securities and Exchange Commission

April 23, 2008

S-K.  General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.  In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Response:

Our long-term, stock-based incentives are awarded by the Compensation Committee to the Chairman of the Board, Chief Executive Officer, Chief Operating Officer and Chief Financial Officer annually on a discretionary basis and are not determined based upon pre-established quantitative or qualitative targets or performance goals.  The Committee determines the awards in conjunction with annual performance reviews based upon an assessment of the responsibilities and seniority of each executive and other factors it deems appropriate.  In regard to our bonus plan, we have noted your comment and propose the revised disclosure below:

Bonuses

The Compensation Committee has established a bonus plan for our Chairman of the Board, Chief Executive Officer, Chief Operating Officer and Chief Financial Officer based upon certain objective performance goals. Upon achievement of such performance goals, these executive officers receive a bonus based upon a percentage of their respective base salaries for the attainment of a defined performance goal. The Compensation Committee has designed these performance goals to address multiple facets of financial performance, including sales performance, operating income performance, financial returns and various balance sheet measures. Our actual performance in each of these areas is compared to the targets pre-determined by the Committee, in order to determine the bonus amount achieved by each executive officer. The targets are determined by reviewing the performance of industry peers and other comparable companies, our historical performance and trends in the automotive aftermarket and retail industry.  Targets are set forth in ranges with a corresponding bonus percentage for each level of attainment. Achievement of targets is measured individually for each performance goal, and bonuses are paid accordingly.  The targets set by the Committee generally correspond to the operating plan approved by our Board of Directors and reflect projected results in the upcoming fiscal year.  The overall bonus potential varies depending upon the executive’s position.  For 2007, our chief executive officer had a cumulative bonus target of 100 percent of base salary and our Chairman of the Board, Chief Operating Officer and Chief Financial Officer had cumulative bonus targets of 80 percent of base salary.

We have determined that omitting specific target information (the “Targets”) is appropriate because disclosing the Targets would result in competitive harm to us in accordance with Instruction 4 to Item 402(b) of Regulation S-K (“Instruction 4”).

Securities and Exchange Commission

April 23, 2008

Instruction 4 permits registrants to omit specific quantitative or qualitative performance-related factors from the registrant’s compensation discussion and analysis where such factors involve confidential trade secrets or confidential commercial or financial information and if disclosed, would result in competitive harm to the registrant. Instruction 4 states that the standard to use when determining whether disclosure would result in competitive harm is the same standard that applies when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Rule 406 of the Securities Act of 1933, as amended, and Rule 24b-2 of the Securities Exchange Act of 1934, as amended. These rules incorporate the criteria for non-disclosure when relying upon Exemption 4of the Freedom of Information Act (“FOIA”).  5 U.S.C. § 552(b)(4) (1977); 17 C.F.R. § 200.80(b)(4).

Exemption 4 protects from public disclosure “trade secrets and commercial or financial information obtained from a person” that are “confidential.” Applicable caselaw has interpreted “commercial or financial information” broadly and has given such terms their ordinary meaning. See Public Citizen Health Research Group v. Food & Drug Admin., 704 F.2d 1280, 1290 (D.C. Cir. 1983). Moreover, in Critical Mass Energy Project v. Nuclear Regulatory Comm’n, 644 F. Supp. 344, 346 (D.C. Cir. 1986), the court held that “information is commercial if it relates to commerce, or it has been compiled in pursuit of profit.” We respectfully submit that the Targets, which include information relating to operating income, rates of return, company growth and inventory, constitute commercial or financial information within the purview of Exemption 4. In addition, our company, which is a corporation, qualifies as a person within the purview of Exemption 4.

The test for determining whether information is confidential under § 552(b)(4) is that such information “must have the effect either (1) of impairing the government’s ability to obtain . . . necessary information in the future, or (2) of causing substantial harm to the competitive position of the person from whom the information was obtained.” Nat’l Parks and Conservation Ass’n v. Morton, 498 F.2d 765, 770 (D.C. Cir. 1974) (emphasis added)); Critical Mass Energy Project v. Nuclear Regulatory Comm’n, 975 F.2d 871, 878 (D.C. Cir. 1992).  The person claiming this exemption need not show any actual adverse effect on its competitive position but need only demonstrate that there is actual competition and that substantial competitive injury would likely result from disclosure.  Gulf & Western Indus. Inc. v. United States, 615 F.2d 527, 530 (D.C. Cir. 1979)); Nat’l Parks and Conservation Ass’n v. Kleppe, 547 F.2d 673, 679 (D.C. Cir. 1976).

Here, the second prong of the confidentiality test is met because there is actual competition and public disclosure of the Targets would likely cause substantial harm to the competitive position of the Company. First, the automotive aftermarket is a highly competitive. Second, disclosure of the Targets would allow our competitors to recreate with a fairly high degree of certainty the internal forecasts upon which we rely to help maintain our competitive advantage. Third, disclosure of the Targets would give our competitors insight on the aspects of our business that we feel give us a competitive advantage. Competitors could then use this meaningful information to formulate strategies focused on undermining our internal plans, which would significantly impede our ability to achieve our goals and interests.

Securities and Exchange Commission

April 23, 2008

4.                                      You indicate that individual contribution, responsibility and performance is an important factor in determining bonuses to senior management other than the Chairman of the Board, Chief Executive Officer, Chief Operating Officer and Chief Financial Officer.  Please discuss how the specific forms of compensation are structured and implemented to reflect senior management’s individual performance and/or individual contribution to the company’s performance, describing the elements of individual performance and/or contribution that are taken into account.  See Item 402(b)(2)(vii) of Regulation S-K.

Response:

A portion of the total compensation for senior management other than the Chairman of the Board, Chief Executive Officer, Chief Operating Officer and Chief Financial Officer is awarded in an annual cash bonus.  This group includes our Senior Vice President of Store Operations and Sales who is a named executive officer in our 2008 Definitive Proxy Statement.  The bonus is based on the attainment of Company performance goals and the achievement of individual performance goals that are established near the beginning of the fiscal year.  The senior management members’ individual performance goals are determined by the named executive officers and include specific goals for improving Company operations in the respective senior manager’s area of direct responsibility.  The specific nature of each senior management member’s individual goals and measurement of success vary with the individual’s area of responsibility.

Signatures, page 20

5.                                      The Form 10-K must also be signed by your controller or principal accounting officer.  Please tell us if Mr. McFall signed in that capacity.  See General Instruction D to Form 10-K.

Response:

Mr. McFall signed the 2007 10-K in his capacity as principal accounting officer.  In future filings, we will revise the title caption to Mr. McFall’s signature to indicate his capacity as principal accounting officer.

Securities and Exchange Commission

April 23, 2008

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the foregoing is fully responsive to the comment letter.  Please direct any further questions or comments to the undersigned.

Very truly yours,

/s/ Thomas McFall
Tom McFall
Chief Financial Officer
O’Reilly Automotive, Inc.